

12014564

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17530

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Johnston, Lemon & Co. Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1101 Vermont Ave., NW
(No. and Street)

Washington	DC	20005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth I. Miller (202) 842-5618
Senior Vice President and Chief Financial Officer (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name — *if individual, state last, first, middle name*)

8484 Westpark Drive	McLean	VA	22102
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Johnston, Lemon & Co. Incorporated

Consolidated Statement of Financial Condition

December 31, 2011

Contents

1201-1324754



Ernst & Young LLP
Westpark Corporate Center
8484 Westpark Drive
McLean, VA 22102

Tel: +1 703 747 1000
Fax: +1 703 747 0100
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Johnston, Lemon & Co. Incorporated

We have audited the accompanying consolidated statement of financial condition of Johnston, Lemon & Co. Incorporated (the Company) as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Johnston, Lemon & Co. Incorporated at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2012

Johnston, Lemon & Co. Incorporated

Consolidated Statement of Financial Condition

December 31, 2011

Assets	
Cash	$ 187,268
Securities owned, at market value *(Notes 2 and 4)*	4,313,020
Office equipment and leasehold improvements, net of accumulated depreciation of $1,018,886 *(Note 1)*	56,826
Other assets *(Note 6)*	232,706
Current taxes receivable from parent *(Note 8)*	419,772
Receivable from clearing organization	93,932
Total assets	$ 5,303,524
Liabilities and stockholders' equity	
Liabilities:	
Securities sold but not yet purchased, at market value *(Notes 2 and 4)*	$ 25,600
Accrued compensation	146,155
Accounts payable and accrued expenses	305,670
Deferred tax liability *(Note 8)*	531,691
Total liabilities	1,009,116
Commitments and contingencies *(Notes 3 and 4)*	–
Total stockholders' equity	4,294,408
Total liabilities and stockholders' equity	$ 5,303,524

See accompanying notes.

1. Summary of Significant Accounting Policies

The consolidated financial statement includes the accounts of Johnston, Lemon & Co. Incorporated (the Company), a broker-dealer in the securities industry, and all wholly owned subsidiaries. These subsidiaries are engaged in serving as an investment advisor and insurance broker. Other operations of the Company include agency and principal transactions and other securities-related financial services. All significant intercompany balances and transactions have been eliminated. The Company is a wholly owned subsidiary of Johnston-Lemon Group, Incorporated (the Holding Company or Parent Company).

The Company's securities execution and clearance operation, and maintenance of customer transactions and accounts are contracted on a fully disclosed basis through another broker-dealer.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company defines cash and cash equivalents as short-term, highly liquid investments that are both (a) readily convertible to known amounts of cash, and (b) so near their maturity that they present insignificant risk of changes in interest rates. The Company does not include its investment in a money market fund as cash.

The Company earns revenues from several sources including agency commissions, fund revenues, principal transactions, syndicate transactions, account assessed fees in lieu of commissions, and investment advisory fees. Agency commissions and principal security transactions are recorded on a trade-date basis. Under the trade-date basis of accounting, security transactions entered into by the Company are recorded on the date the trade is entered into and not on the date when the trade is settled (generally three business days after trade date). "When-issued" transactions are accounted for on a trade-date basis. Fund revenues represent fees paid to the Company for mutual fund sales to its customers.

Office equipment and leasehold improvements are depreciated under the straight-line method for financial reporting purposes and accelerated methods for income tax purposes over estimated useful lives ranging from three to ten years. Leasehold improvements are amortized over the useful life of the asset or the term of the related lease, whichever is shorter.

2. Securities Owned

Securities owned, including securities sold but not yet purchased, are recorded at fair value with changes in value reported in the consolidated statement of financial condition based on quoted market prices or dealer quotes. For other securities for which a quoted market price is not available, market value is management's best estimate based on comparable instruments and the underlying attributes of the security. Securities owned that are not readily marketable or are thinly traded amounted to $15,214 at December 31, 2011. Included in securities owned are positions used in the day-to-day brokerage operations (trading positions) and securities held for longer term investments (investment positions). At December 31, 2011, securities owned consisted of the following:

	Securities Owned	Securities Sold But Not Yet Purchased
Trading and syndicate positions:		
Equity securities	$ 4,274	$ 25,600
Municipal securities	19,463	–
Taxable fixed income	10,940	–
Investment positions:		
Money market	4,860	–
Equity securities	4,273,483	–
	$ 4,313,020	$ 25,600

For the year ended December 31, 2011, the change in net unrealized holding gains on securities held for investment purposes, classified as trading, still held at the reporting date was $(449,438). The Company has no financial instruments that would qualify as derivatives and, therefore, would require separate disclosure.

Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most

2. Securities Owned (continued)

advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by U.S. generally accepted accounting principles are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011.

	Fair Value Measurements on a Recurring Basis as of December 31, 2011		
	Level 1	Level 2	Level 3
Assets			
Equity securities and mutual funds	$ 4,282,617	$ –	$ –
Municipal securities and fixed income	–	30,403	–
Liabilities			
Municipal securities and fixed income	$ –	$ 25,600	$ –

For the year ended December 31, 2011, there were no securities transferred from Level 1 to Level 2 or from Level 2 to Level 1.

3. Commitments and Contingencies

The Company leases office space on behalf of the Holding Company and all Holding Company affiliates under an operating lease agreement that expires in 2012. On January 13, 2012, the Company executed a new operating lease agreement, which expires in 2017. The occupancy lease is subject to escalation resulting from increases in assessments for real estate taxes, increases in the Consumer Price Index, and other charges.

Minimum lease obligations under the non-cancellable lease, before allocations to the Holding Company and affiliates, are as follows:

2012	$ 681,977
2013	654,513
2014	670,874
2015	687,584
2016	704,774
2017	417,680
	$ 3,817,402

In the normal course of business, the Company enters into underwriting commitments. Due to the nature of the Company's operations, the Company may be subject to customer complaints and arbitration proceedings. Based on information known about these matters, management believes they have adequately accrued for any claims.

4. Financial Instruments with Off-Balance-Sheet Market and Credit Risks

The Company enters into various transactions in financial instruments with off-balance-sheet risk in connection with its proprietary trading activities. These transactions include securities sold but not yet purchased, underwriting activities, and "when-issued" commitments. The Company is subject to the market risk from these financial instruments, as changes in security values or interest rates can result in unfavorable results in future operating periods. Off-balance-sheet financial instrument positions with each counterparty are marked-to-market. The resulting

4. Financial Instruments with Off-Balance-Sheet Market and Credit Risks (continued)

gains and losses are recognized currently in income. At December 31, 2011, other than the securities sold but not yet purchased and certain underwriting activities, the Company did not have any "when-issued" commitments or other off-balance-sheet transactions.

The Company has established various procedures to manage credit exposure related to its proprietary positions with off-balance-sheet risk, including initial credit approval, credit limits, and collateral requirements. In the opinion of management, the settlement of these off-balance-sheet transactions is not expected to have a material adverse effect on the Company's financial position.

Under the Company's fully disclosed relationship with a clearing broker, the Company does not record customer accounts on its books and records. However, the Company is contractually obligated to indemnify the clearing broker for losses incurred, including, but not limited to, the failure of the customer to make payment for securities purchased and meet margin calls. Through the use of a clearing broker, the Company extends credit to customers. The Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines and through the use of credit approvals, credit limits, and collateral requirements. The Company monitors required margin levels daily and, pursuant to such guidelines, requests that customers deposit additional collateral or reduce securities positions when necessary.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. The Company uses the basic method, which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $2,759,175, which was $2,509,175 in excess of required net capital. The Company's net capital ratio was 0.20 to 1.

6. Reconciliation of Assets and Liabilities to Regulatory Reports

The X-17 A-5 pertains to the non-consolidated Broker Dealer entity; as such, the amount per Form X-17 A-5 does not include the consolidated subsidiaries of Johnston Lemon Asset Management and JL Financial Services. Also, adjustments were made to the Broker Dealer entity after filing of the Form X-17 A-5. A reconciliation of amounts reported herein to amounts reported by the Company as of December 31, 2011, on Form X-17 A-5, filed with the SEC is as follows:

	Amount per Form X-17 A-5	Reclassifications and Adjustments	Amount per Financial Statements
Assets			
Cash	$ 182,581	$ 4,687	$ 187,268
Securities	4,313,020	–	4,313,020
Office equipment	55,888	938	56,826
Other assets and current taxes receivable	39,340	613,138	652,478
Receivable from clearing organization	93,932	–	93,932
	$ 4,684,761	$ 618,763	$ 5,303,524
Liabilities			
Securities sold but not yet purchased	$ 25,600	$ –	$ 25,600
Accrued compensation, accounts payable, accrued expenses, and deferred taxes payable	552,396	431,120	983,516
Stockholder's equity	4,106,765	187,643	4,294,408
	$ 4,684,761	$ 618,763	$ 5,303,524

7. Related-Party Transactions

In the ordinary course of business, the Company provides administrative and management services (including cash disbursements and receipts) to the Holding Company and all Holding Company subsidiaries. The Company allocates employee compensation and benefits and rent expense to these entities based on the nature of the services provided. The Company is reimbursed by the corresponding entities for all charges.

7. Related-Party Transactions (continued)

Net amounts receivable from these affiliates totaled $10,849 at December 31, 2011 and is included in other assets in the accompanying consolidated statement of financial condition.

8. Income Taxes

U.S. GAAP, *Accounting for Income Taxes*, requires the liability method of accounting for income taxes. Under the liability method, deferred taxes are adjusted for tax rate changes as they occur.

The Company is included in the consolidated federal and state income tax returns of the Holding Company. The Company's tax represents an intercompany allocation based principally on a separate return basis calculation.

The deferred tax liability results from temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Under ASC 740, the components of the net deferred tax liability were as follows at December 31, 2011:

Unrealized appreciation	$ (544,451)
Provision for losses in excess of deductions	11,097
Depreciation	(5,529)
Other	7,192
Total deferred tax liability	$ (531,691)

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC 740. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company has applied ASC 740 to all tax positions for which the statute of limitations remained open. Open tax years include 2008 through 2011.

9. Employee Benefit Plans

The Holding Company has a defined contribution Savings Plan covering substantially all full-time Company employees. The Holding Company also provides certain health and life insurance benefits for active Company employees.

10. Subsequent Events

Management has evaluated events or transactions that may have occurred since December 31, 2011, and found that during this period it did not have any subsequent events requiring financial statement disclosure. This evaluation was completed through February 27, 2012, the date the financial statements were available to be issued, and there were no events or transactions to be reported.

Supplementary Report



Ernst & Young LLP
Westpark Corporate Center
8484 Westpark Drive
McLean, VA 22102

Tel: +1 703 747 1000
Fax: +1 703 747 0100
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
Johnston, Lemon & Co. Incorporated

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Johnston, Lemon & Co. Incorporated (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with



management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2012

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Consolidated Statement of Financial Condition

Johnston, Lemon & Co. Incorporated
December 31, 2011
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

Ernst & Young